Exhibit 99.63

California Department of Food and Agriculture 1220 N Street Sacramento, CA 95814 PROVISIONAL CANNABIS CULTIVATION LICENSE Legal Business Name: Valid: THE POTTERY INC., A CALIFORNIA CORPORATION 04/02/2021 to 04/01/2022 Main Premises APN: License Number: Los Angeles County - 5067002003 CCL18-0000935 Main Premises Address: License Type: Adult-Use-Specialty Indoor 5042 VENICE BLVD Los Angeles, CA 90019 --- PROVISIONAL LICENSE PURSUANT TO BPC 26050.2 --- Additional Premises APN(s): Additional Premises Address(es): ---- POST IN PUBLIC VIEW ---- ---- NON-TRANSFERABLE ---- Page 1 of 1